19
3/18

SO 3/8/04

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

04004407

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARRETT & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 WEYBOSSET STREET
(No. and Street)

PROVIDENCE (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, FRECHETTE, MCCRORY, MICHAEL & CO.
(Name – *if individual, state last, first, middle name*)

40 WESTMINSTER STREET (Address) PROVIDENCE (City) RI (State) 02903 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2004
WASH, D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILSON G. SAVILLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

V.P. & MAN. DIR.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2003

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER
JOSEPH H. CONLEY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Barrett & Company as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 16, 2004

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK
WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash	$ 238,212	$ 91,558
Receivables from clearing organizations	100,946	62,110
Securities owned, at market value	58,454	71,554
Securities owned, Not readily marketable, at estimated fair value	3,300	3,300
Memberships in exchanges, at cost	350	350
Furniture and office equipment, at cost, less accumulated depreciation of $142,045 and $130,273 at December 31, 2003 and 2002, respectively	50,698	59,297
Other assets	2,338	2,000
	$ 454,298	$ 290,169

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
LIABILITIES		
Securities sold, but not yet purchased, at market value	$ 10,520	$ 6,569
Accounts payable and accrued expenses	135,693	53,046
Payables to clearing organization	-	103
	146,213	59,718
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 269 shares issued and outstanding	275,000	275,000
Additional paid-in capital	278,386	238,386
Retained deficit	(245,301)	(282,935)
	308,085	230,451
	$ 454,298	$ 290,169

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

		2003		2002
REVENUES				
Commissions	$	1,869,329	$	1,560,281
Gain on firm securities trading accounts		2,359,054		1,375,915
Profits from underwriting and selling groups		205,303		3,950
Margin interest		39,077		41,117
Other revenue		142,314		152,319
		4,615,077		3,133,582
EXPENSES				
Stockholder officers' compensation and benefits		847,933		1,031,638
Employee compensation and benefits		2,708,820		1,142,244
Commissions and floor brokerage		14,772		15,350
Clearance charges paid to nonbrokers		309,663		328,404
Communications		202,982		289,091
Occupancy and equipment costs		180,896		201,574
Nonrecurring charges		2,053		6,916
Regulatory fees and expenses		23,571		17,886
Taxes, other than income taxes		133,241		108,402
Other operating expenses		153,512		130,638
		4,577,443		3,272,143
NET INCOME (LOSS)	$	37,634	$	(138,561)

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
:alances at January 1, 2003	269	$ 275,000	$ 238,386	$ (282,935)	$ 230,451
،dditional paid-in capital	-	-	40,000	-	40,000
!et income	-	-	-	37,634	37,634
alances at December 31, 2003	269	$ 275,000	$ 278,386	$ (245,301)	$ 308,085
alances at January 1, 2002	269	$ 275,000	$ 154,870	$ (144,374)	$ 285,496
.dditional paid-in capital	-	-	83,516	-	83,516
!et loss	-	-	-	(138,561)	(138,561)
alances at December 31, 2002	269	$ 275,000	$ 238,386	$ (282,935)	$ 230,451

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 37,634	$ (138,561)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	11,772	14,187
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(38,836)	37,381
Securities owned, at market value	13,100	16,543
Other assets	(338)	12,606
Increase (decrease) in:		
Securities sold, but not yet purchased, at market value	3,951	(10,577)
Accounts payable and accrued expenses	82,647	24,663
Payables to clearing organization	(103)	(4,175)
Net cash provided by (used in) operating activities	109,827	(47,933)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	(3,173)	(7,487)
Net cash used in investing activity	(3,173)	(7,487)
CASH FLOWS FROM FINANCING ACTIVITY		
Additional paid-in-capital	40,000	83,516
Net cash provided by financing activity	40,000	83,516
Net increase in cash	146,654	28,096
CASH		
Beginning	91,558	63,462
Ending	$ 238,212	$ 91,558

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2003 were $11,772 and $142,045, respectively, and for the year ended December 31, 2002, $14,187 and $130,273, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. NFS AGREEMENT

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

Note 4. OPERATING LEASES

The Company leases office space in Providence, Rhode Island and certain office equipment under operating lease agreements. The Providence office space is leased from a related party (See Note 8). The various leases expire through June 2007. Total lease expense for the years ended December 31, 2003 and 2002 was $138,610 and $53,041, respectively.

At December 31, 2003, future minimum lease payments for the office space and equipment were as follows:

Years ending December 31	
2004	$ 121,847
2005	31,847
2006	13,847
2007	7,567
	$ 175,108

Note 5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 6. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of approximately $243,831 and $100,000, respectively. At December 31, 2002, the Company had net capital and net capital requirements of approximately $156,903 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2003 and 2002 were 0.56 to 1 and 0.34 to 1, respectively.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2003 and 2002.

Note 8. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The partnership is owned by two stockholders of the Company and a stockholder's son. The space is leased under a noncancelable lease that expires in February, 2005. Rent expense related to the lease amounted to $108,000 and $111,000 for the years ended December 31, 2003 and 2002, respectively.

In 1999, the Company began leasing computer equipment from a stockholder's son. The lease was bought out in March 2003. The lease expense amounted to $8,491 and $33,965 for the years ended December 31, 2003 and 2002, respectively. The payments owed for the year ended December 31, 2003, totaling $8,491 were forgiven by the stockholder's son. This amount was included in income on the December 31, 2003 Statements of Income.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 9. PENSION PLAN

The Company has a noncontributory 401(k) plan. The Plan's assets are held by National Financial Services, LLC (NFS).

Note 10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Payable to clearing organization	$ -	$ 103
Other accrued expenses	135,693	53,046
Total aggregate indebtedness	$ 135,693	$ 53,149
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 308,085	$ 230,451
Deductions:		
Exchange memberships	350	350
Furniture and office equipment, net of accumulated depreciation	50,698	59,297
Other assets	2,338	2,000
Securities owned,		
Not readily marketable, at estimated fair value	3,300	3,300
Haircuts on securities owned	7,568	8,601
Net capital	243,831	156,903
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 143,831	$ 56,903
Ratio of aggregate indebtedness to net capital	0.56 to 1	0.34 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2003 and 2002

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2003 and 2002

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

TO THE BOARD OF DIRECTORS

BARRETT & CO.

DECEMBER 31, 2003

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

PAUL D. FRECHETTE
EDWARD F. McCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER
JOSEPH H. CONLEY

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In planning and performing our audits of the financial statements of Barrett & Company for the years ended December 31, 2003 and 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Barrett & Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK
WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

To the Board of Directors
Barrett & Company
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3 that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 16, 2004